Exhibit 99.5

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

1

Management’s Report

The accompanying consolidated financial statements and related financial information are the responsibility of management, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments relating. Financial information presented elsewhere in this document is consistent with that contained in the consolidated financial statements.

In management’s opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. Management has established systems of accounting and internal controls that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems.

The Company retains independent petroleum consultants, Netherland, Sewell & Associates, Inc. to conduct independent evaluations of the Company’s oil, natural gas and natural reserves. The independent external auditors, KPMG LLP, have conducted an examination of the consolidated financial statements on behalf of shareholders. The auditors have unrestricted access to the Company and the Audit Committee.

The Board of Directors, currently composed of three independent directors and one officer/director, carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are independent directors. This committee reviews the consolidated financial statements with management and the auditors, as well as recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting. The audit committee meets at least quarterly to review and approves financial statements prior to their release, and recommends their approval to the Board of Directors.

“Wolf Regener”	“Gary Johnson”
Wolf Regener	Gary Johnson
President & Chief Executive Officer	Chief Financial Officer & Vice President

March 15, 2023

2

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Kolibri Global Energy Inc.

Opinion

We have audited the consolidated financial statements of Kolibri Global Energy Inc. (the “Entity”), which comprise:

●	the consolidated statements of financial position as at December 31, 2022 and December 31, 2021

●	the consolidated statements of operations and comprehensive income for the years then ended

●	the consolidated statements of changes in equity for the years then ended

●	the consolidated statements of cash flows for the years then ended

●	and notes to the consolidated financial statements, including a summary of significant accounting policies.

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2022 and December 31, 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2022. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditors’ report.

Assessment of the impact of estimated proved and probable oil and gas reserves on development and production assets

Description of the matter

We draw attention to note 3, note 4, and note 9 to the financial statements. The Entity uses estimated proved and probable oil and gas reserves to deplete development and production assets included in property, plant & equipment (“PP&E”), to assess for indicators of impairment or impairment reversal on the Entity’s cash generating unit (“CGU”) and if any such indicators exist, to perform an impairment test to estimate the recoverable amount of the CGU. The Entity has $176.6 million of PP&E as at December 31, 2022. The Entity depletes its net carrying value of development and production assets using the unit-of-production method by reference to the ratio of production in the year to the related proved and probable oil and gas reserves, taking into account estimated forecasted future development costs necessary to bring those reserves into production. Depletion and depreciation expense was $7.5 million for the year ended December 31, 2022.

The estimate of proved and probable oil and gas reserves requires the expertise of independent third-party reserve evaluators and includes significant assumptions related to:

●	Forecasted oil and gas commodity prices
●	Forecasted production
●	Forecasted operating costs
●	Forecasted royalty costs
●	Forecasted future development costs.

The Entity engages independent third-party reserve evaluators to estimate the proved and probable oil and gas reserves.

Why the matter is a key audit matter

We identified the assessment of the impact of estimated proved and probable oil and gas reserves on development and production assets as a key audit matter. Significant auditor judgment was required to evaluate the results of our audit procedures regarding the estimate of proved and probable oil and gas reserves.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter:

We assessed the depletion expense calculation for compliance with IFRS as issued by the IASB.

With respect to the estimate of proved and probable oil and gas reserves:

●	We evaluated the competence, capabilities and objectivity of the independent third-party reserve evaluators engaged by the Entity
●	We compared forecasted oil and gas commodity prices to those published by other independent third party reserve evaluators
●	We compared the 2022 actual production, operating costs, royalty costs and future development costs of the Entity to those estimates used in the prior year’s estimate of proved oil and gas reserves to assess the Entity’s ability to accurately forecast
●	We evaluated the appropriateness of forecasted production and forecasted operating costs, royalty costs and future development costs assumptions by comparing to 2022 historical results. We took into account changes in conditions and events affecting the Entity to assess the adjustments or lack of adjustments made by the Entity in arriving at the assumptions.

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Other Information

Management is responsible for the other information. Other information comprises:

●	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

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We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

●	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

●	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this auditors’ report is David Yung.

Chartered Professional Accountants

Calgary, Canada

March 15, 2023

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KOLIBRI GLOBAL ENERGY INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of United States dollars)

	December 31,	December 31,
	2022	2021
Assets
Cash and cash equivalents	$1,037	$7,316
Trade and other receivables (Note 6)	5,773	1,999
Deposits and prepaid expenses	670	587
	7,480	9,902

Non-current assets
Property, plant and equipment (Note 9)	176,554	147,076
Right of use assets (Note 10)	48	38

Total Assets	$184,082	$157,016

Liabilities
Trade and other payables	$12,596	$3,145
Current portion of loans and borrowings (Note 14)	-	1,000
Current lease liabilities	32	43
Fair value of commodity contracts (Note 6)	1,421	1,891
	14,049	6,079

Non-current liabilities
Loans and borrowings (Note 14)	17,799	15,866
Asset retirement obligations (Note 16)	1,425	1,398
Fair value of commodity contracts (Note 6)	594	585
Lease liabilities	17	-
	19,835	17,849

Total Liabilities	33,884	23,928

Equity
Share capital (Note 12)	296,221	296,060
Contributed surplus	23,254	22,948
Deficit	(169,277)	(185,920)
	150,198	133,088
Total Equity and Liabilities	$184,082	$157,016

See accompanying notes to consolidated financial statements.

Approved by:

“David Neuhauser”	“Eric Brown”
David Neuhauser	Eric Brown
Director	Director

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KOLIBRI GLOBAL ENERGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31

(Expressed in thousands of United States dollars, except per share amounts)

	2022	2021

Revenue
Oil and natural gas revenues, net of royalties (Note 7)	$37,560	$14,972
Other income	46	2
	37,606	14,974
Expenses
Production and operating expenses	4,904	2,962
Depletion, depreciation and amortization (Notes 9,10)	7,581	3,594
General and administrative expenses	3,494	2,697
Stock based compensation (Note 15)	277	-
Impairment (impairment reversal) of property, plant and equipment (Note 9)	-	(70,820)
Gain on forgiven loans (Note 14)	-	(583)
	16,256	(62,150)

Finance income
Unrealized gain on risk management contracts (Note 6)	461	-
Interest income	3	-
	464	-
Finance expense
Interest on loans and borrowings	1,070	906
Realized loss on risk management contracts (Note 6)	4,050	2,741
Unrealized loss on risk management contracts (Note 6)	-	2,439
Accretion	34	26
Foreign exchange loss	17	10
	5,171	6,122

Net income and comprehensive income	16,643	71,002

Basic net income per share (Note 13)	$0.47	$3.05
Diluted net income per share (Note 13)	$0.46	$3.05

See accompanying notes to consolidated financial statements.

8

KOLIBRI GLOBAL ENERGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of United States dollars, except number of common shares)

	Number of common shares	Share capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2021	23,292,262	$289,622	$22,948	$(256,922)	$55,648
Rights offering (Note 12)	11,966,516	6,438		-	6,438
Net income for the year	-	-	-	71,002	71,002
Balance at December 31, 2021	35,258,778	$296,060	$22,948	$(185,920)	$133,088

Balance at January 1, 2022	35,258,778	$296,060	$22,948	$(185,920)	$133,088
Stock based compensation		-	306	-	306
Rights offering (Note 12)	357,143	161	-	-	161
Net income for the year	-	-	-	16,643	16,643
Balance at December 31, 2022	35,615,921	$296,221	$23,254	$(169,277)	$150,198

See accompanying notes to consolidated financial statements.

9

KOLIBRI GLOBAL ENERGY INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31

(Expressed in thousands of United States dollars)

	2022	2021
Cash flows from operating activities
Net income	$16,643	$71,002
Adjustments for:
Depletion, depreciation and amortization	7,581	3,594
Accretion	34	26
Unrealized (gain) loss on risk management contracts	(461)	2,439
Stock based compensation (Note 15)	277	-
Unrealized foreign exchange loss	6	5
Amortization of loan acquisition costs	118	89
Impairment (impairment reversal) of property, plant and equipment (Note 9)	-	(70,820)
Gain on forgiven loans (Note 14)	-	(583)
Gain on sale of assets	(16)
Changes in non-cash working capital (Note 8)	(2,140)	551
Net cash from operating activities	22,042	6,303

Cash flows from investing activities
Additions to property, plant and equipment (Note 9)	(37,097)	(696)
Proceeds from sale of assets	124
Change in non-cash working capital (Note 8)	7,731	(2,186)
Net cash used in investing activities	(29,242)	(2,882)

Cash flows from financing activities
Proceeds from rights offering, net	161	6,438
Proceeds from loans and borrowings	1,815	280
Re-payment of loans and borrowings	(1,000)	(3,669)
Lease payments	(54)	(74)
Net cash from financing activities	922	2,975

Foreign exchange effect on cash and cash equivalents	(1)	-

Change in cash and cash equivalents	(6,279)	6,396
Cash and cash equivalents, beginning of year	7,316	920
Cash and cash equivalents, end of year	$1,037	$7,316

See accompanying notes to consolidated financial statements.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The head office of the Company is located at Suite 220, 925 Broadbeck Drive, Thousand Oaks, CA USA 91320. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

These consolidated financial statements were authorized for issuance by the Board of Directors on March 15, 2023.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)..

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain items which are measured at fair value.

The methods used to measure fair values are discussed in Note 5.

Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is the Company’s functional and reporting currency.

Climate change

The impact of uncertainties regarding climate change and the effect they may have on management’s estimates may impact development and production assets, depletion, impairment, reserves estimates and decommissioning obligations. The impact of climate-related events and changes have been considered as part of the preparation of the Company’s oil and gas reserves and the Company’s impairment triggers assessment.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

3.	MANAGEMENT ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities, the disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts.

Significant estimates and judgments made by management in the preparation of these consolidated financial statements are as follows:

Judgments

Cash generating units

Development and production assets are assessed for recoverability at a cash generating unit (“CGU”) level. The determination of CGUs is subject to management judgments relating to geographical proximity.

Impairment indicators

Significant judgment is required to assess indicators of impairment or impairment reversal which would require an impairment test. Management considers internal and external sources of information including forecasted oil and gas commodity prices, forecasted production volumes and estimates of recoverable proved and probable oil and gas reserves to estimate future cash flows. Judgment is required to assess these factors when determining whether an asset has been impaired or needs to be reversed.

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be recovered from future taxable earnings. This requires making assumptions regarding future profitability which impacts the amounts recognized for deferred tax assets.

Significant Estimates

Reserves

The Company uses estimated proved and probable oil and gas reserves to deplete development and production assets included in property, plant and equipment (“PP&E”), to assess for indicators of impairment or impairment reversal on the Company’s cash generating unit (“CGU”) and if any such indicators exist, to perform an impairment test to estimate the recoverable amount of the CGU. Estimates of economically recoverable proved and probable oil and gas reserves are based upon a number of significant assumptions, such as forecasted production, oil and gas commodity prices, operating costs, royalty costs, and future development costs. Changes in forecasted oil and gas commodity price assumptions, production costs or recovery rates may change the economic status of reserves and may ultimately result in a revision of oil and gas reserves. The discount rate used to calculate the net present value of cash flows may be influenced by changes in the general economic environment which could result in significant changes to the estimated recoverable value.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Independent third-party reserve evaluators are engaged at least annually to estimate proved and probable oil and gas reserves and the related cash flows from the Company’s interest in oil and gas properties.

Assumptions that are valid at the time of reserve estimation may change significantly when additional information becomes available.

Asset retirement obligations

The provisions for site restoration and abandonment is based on current legal requirements, technology, price levels and expected plans and are based on significant assumptions such as inflation rate, discount rate and costs to abandon and reclaim. Actual costs and cash outflows can differ from estimates because of changes in laws or regulations, market conditions and changes in technology.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The Company has the following wholly owned subsidiaries:

Name of company	Ownership Percentage	Country of operation
BNK Petroleum Holding Inc.	100%	United States
BNK Petroleum (US) Inc.	100%	United States
BNK Sedano Hidrocarburos, S.L.	100%	Spain
BNK Canada Holdings, Inc.	100%	Canada
BNK Sedano Holdings B.V.	100%	Netherlands

Jointly controlled operations and jointly controlled assets

Many of the Company’s oil and natural gas activities involve jointly controlled assets. The consolidated financial statements include the Company’s share of these jointly controlled assets and a proportionate share of the relevant revenue and related costs.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Foreign currency

Transactions in foreign currencies are translated to United States dollars at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in finance income or expense in the statement of operations.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings and trade and other payables. Non-derivative financial instruments are recognized when the Company becomes a party to the contractual provisions of the instruments. The Company uses three measurement categories to value these instruments: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management, whereby management has the ability and intent to net bank overdrafts against cash, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets at fair value through profit or loss

The Company has the option to record financial instruments at fair value and recognize the change in fair value subsequent to initial recognition into the statement of operations. This option must be designated at the time that the financial asset is initially recognized by the Company. The Company only makes this designation if it has a documented risk management and investment strategy that it uses to make purchase and sale decisions regarding the financial assets. If the Company chooses this option, attributable transaction costs related to the financial instruments are recognized in the statement of operations when incurred. The Company has designated cash and cash equivalents at amortized cost.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Other

Other non-derivative financial instruments, such as trade and other receivables, loans and borrowings, and trade and other payables, are measured at amortized cost using the effective interest method, less any impairment losses.

Derivative financial instruments

The Company has entered into certain financial derivative contracts in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as accounting hedges, and thus has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, all financial derivative contracts are classified at fair value through profit or loss and are recorded on the statement of financial position at fair value. Transaction costs are recognized in profit or loss when incurred.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Property, plant and equipment

Recognition and measurement

Development and production assets

Items of property, plant and equipment, which include development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment write-offs. Development and production assets are grouped into CGUs for impairment testing, net of reversals. The Company has grouped its development and production assets into a single CGU. When significant parts of an item of property, plant and equipment, which included development and production assets, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property, plant and equipment, including development and production assets, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net in the statement of operations.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized development and production assets generally represent costs incurred in developing proved and probable oil and gas reserves and bringing in or enhancing production from such proved and probable oil and gas reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depletion and depreciation

The Company depletes its net carrying value of development and production assets using the unit-of-production method by reference to the ratio of production in the period to the related proved and probable oil and gas reserves, taking into account estimated forecasted future development costs necessary to bring those reserves into production. Forecasted future development costs are determined taking into account the level of development required to produce the proved and probable oil and gas reserves and are estimated by independent third-party reserve evaluators at least annually.

Proved and probable oil and gas reserves are estimated using independent third-party reserve evaluators reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

For other assets, depreciation is recognized in the statement of operations on a declining balance basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives for other assets for the current and comparative years are as follows:

●	Office equipment - 3 years
●	Furniture and fixtures - 3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Leases

Leases are recognized as a right of use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Company. The cost of right of use assets includes the amount of lease liabilities recognized and initial direct costs incurred less any lease incentives received. The right of use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

The lease liability is measured at the present value of lease payments to be made over the lease term, discounted using the Company’s incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily available. Each lease payment is allocated between the repayment of the principal portion of lease liability and the interest portion, which is recorded in accretion expense. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement.

Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

The Company recognizes loss allowances for expected credit losses on its financial assets measured at amortized cost. The loss allowance is calculated at an amount equal to expected lifetime expected credit losses.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of operations.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of operations.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there are any external or internal indicators of impairment or impairment reversal. If any such indicators of impairment or impairment reversal exist, the Company performs an impairment test to estimate the asset’s or CGU’s recoverable amount.

For the purpose of impairment testing, development and production assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (CGUs). The estimated recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. At December 31, 2022, the Company has only one CGU, the Tishomingo field in Oklahoma.

In assessing value in use, the estimated recoverable amount is determined based on estimated proved and probable oil and gas reserves and the related cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The estimated proved and probable oil and gas reserves and the related cash flows are estimated by the Company’s independent third-party reserve evaluators.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Fair value less cost to sell is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The fair value less cost to sell of oil and gas assets is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

An impairment charge is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment charges, if any, are recognized on the statement of operations.

Impairment charges, other than those related to goodwill, recognized in prior years are assessed at each reporting date for any indications that the historic charge has decreased or no longer exists. An impairment charge is reversed if there has been a change in the estimates used to determine the estimated recoverable amount. An impairment charge is reversed when the recoverable amount exceeds the carrying amount and only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment charge had been recognized.

Share based payments

The grant date fair value of options granted to employees is recognized as compensation expense with a corresponding increase in contributed surplus over the vesting period. When share options are exercised, the previously recognized value in contributed surplus is recorded as an increase to share capital. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Warrants denominated in Canadian dollars, that are issued by the Company to purchase common shares are considered derivative financial liabilities and are recognized at fair value with changes subsequent to initial recognition charged to the statement of operations.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Asset retirement obligations (ARO)

The Company’s activities give rise to dismantling, decommissioning and site disturbance re-mediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Asset retirement obligations are measured at the present value, using a risk free rate, of management’s best estimate of expenditure required to settle the present obligation at the balance sheet date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs in the statement of operations whereas increases/decreases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the asset retirement obligations are charged against the provision to the extent the provision was established.

Revenue

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

Finance income and expense

Finance expense comprises interest expense on borrowings, accretion of the discount on ARO, foreign exchange losses and unrealized losses on financial assets. Finance income comprises interest income, realized and unrealized gains on financial assets and foreign exchange gains.

Interest income is recognized as it accrues in the statement of operations, using the effective interest method.

Foreign currency gains and losses, change in the value of financial commodity contracts reported under finance income and expenses, are reported on a net basis.

Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options granted to employees.

Government Assistance and Grants

The Company may receive government assistance in the form of business loans that could be forgiven and converted into government grants if the Company meets certain conditions. When the amounts are received, the Company initially accounts for this assistance as loans and borrowings until it has received forgiveness notification from the government. At that time, the amounts are recognized into other income.

5.	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Property, plant and equipment

The fair value of property, plant and equipment recognized in a business combination and related decommissioning obligation is based on market values. The market value of property, plant and equipment is the estimated amount for which property, plant and equipment could be exchanged on the acquisition date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of oil and gas reserves (included in property, plant and equipment) and exploration and evaluation assets is estimated with reference to discounted proved and probable oil and gas reserves and the related cash flows based on independent third-party reserve evaluators reports. The risk-adjusted discount rate is specific to the asset with reference to general market conditions.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Cash and cash equivalents, trade and other receivables, trade and other payables and loans and borrowings

The fair value of cash and cash equivalents, trade and other receivables, trade and other payables and loans and borrowings is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value of these balances approximate their carrying value due to their short term to maturity or in the case of loans and borrowings, the fair value approximates its carrying value as it bears interest at floating rates and the premium charged was indicative of the Company’s current credit premium.

Derivatives

The fair value of forward contracts is derived from quoted prices received from financial institutions and is based on published forward price curves as at the measurement date, using the remaining contracted oil and natural gas volumes.

Stock options

The fair value of stock options is measured using a Black Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), forfeiture rate, weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds).

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information. The level 3 fair value measurements pertain to the fair value assigned to property, plant and equipment, intangible exploration assets and other intangible assets acquired in business combinations.

The Company’s cash and cash equivalents are classified as Level 1 and the commodity derivative contracts are classified as Level 2.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

6.	FINANCIAL RISK MANAGEMENT

Overview

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

○	credit risk

○	liquidity risk

○	market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

The Company’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing to numerous purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers.

The Company is exposed to certain losses in the event of non-performance by counterparties to commodity price contracts. The Company mitigates this risk by entering into transactions with highly rated financial institutions. At December 31, 2022, financial assets on the statement of financial position are comprised of cash and cash equivalents and trade and other receivables.

The maximum credit exposure at December 31, 2022 is the net carrying amount of cash and cash equivalents and trade and other receivables of $6.8 million. The cash and cash equivalents are held by major international and US based financial institutions. As is common in the petroleum and natural gas industry in the United States, receivables relating to the sale of petroleum are received on or about the 20th day of the following month while receivables relating to the sale of natural gas and NGLs are received on or about 45 days after month-end. The $5.8 million balance of trade and other receivables at December 31, 2022 is substantially all trade receivables and the largest amount owed from any one customer is $5.4 million. Subsequent to year end, substantially all of the outstanding trade receivables at December 31, 2022 have been collected. Trade receivables include amounts from joint interest partners relating to their interest in operating costs and capital spent. As the operator of properties, the Company has the ability to not allocate production to joint interest partners who are in default of amounts owing. At December 31, 2022, the expected credit loss was $nil (2021 - $nil).

22

Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

The components of the trade receivables aging at December 31, 2022 are as follows:

	Current	30 – 60 days	60 – 90 days	More than 90 days	Total

Trade and other receivables	$5,367	$305	$63	$38	$5,773

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand and cash flow from operations to meet expected operational expenses for a one-year period, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditure. The Company also attempts to match its payment cycle with collection of oil revenue on the 20th of each month.

The Company monitors its expected cash inflows from trade and other receivables and its expected cash outflows on trade and other payables and principal debt payments. The Company plans to utilize its cash on hand and cash inflows to fund any principal payments as well as its trade payables.

The following are the contractual maturities of financial liabilities, including estimated interest payments at December 31, 2022:

	Carrying amount	2023	2024	Thereafter
Liabilities
Fair value of commodity contracts	$(2,015)	$(1,421)	$(594)	$-
Loans and borrowings	(17,799)	-	-	(17,799)
Trade and other payables	(12,596)	(12,596)	-	-
	$(32,410)	$(14,017)	$(594)	$(17,799)

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates will affect the Company’s income or the value of the financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Company uses financial derivatives contracts to manage market risks. All such transactions are conducted within risk management tolerances that are reviewed by the Board of Directors.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Expenditures for corporate general and administrative expenses and professional fees are denominated in Canadian dollars. The average exchange rate during the year was 1 Canadian dollar equals $0.768 USD (2021 - 1 Canadian dollar: $ 0.798 USD) and the exchange rate at December 31, 2022 was 1 Canadian dollar equals $0.7383 USD (2021 - 1 Canadian dollar: $0.7888 USD).

A 1 percent change in the Canadian dollar against the USD at December 31, 2021 would have changed net income by $1 (2021 - $66). This analysis assumes that all other variables remain constant.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by general market conditions in the United States as well as world economic events that dictate the levels of supply and demand.

It is the Company’s policy to economically hedge some oil and natural gas sales through the use of various financial derivative forward sales contracts and physical sales contracts. In addition, BOK Financial may require the Company to hedge oil sales as part of the redetermination process. The Company does not apply hedge accounting for these contracts. The Company’s production is usually sold using “spot” or near term contracts, with prices fixed at the time of transfer of custody or on the basis of a monthly average market price. The Company, however, may give consideration in certain circumstances to the appropriateness of entering into long term, fixed price marketing contracts. The Company does not enter into commodity contracts other than to meet the Company’s expected sale requirements.

The Company has entered into financial commodity contracts which are summarized in the table below. Total volume hedged in the table is the annual volumes and price is the fixed price specified in the financial commodity contracts.

At December 31, 2022, the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Swap	January 1, 2023 to May 31, 2023	45,000	$56.02
Oil – WTI Swap	January 3, 2023 to December 29, 2023	36,000	$90.45
Oil – WTI Costless Collars	January 3, 2023 to December 29, 2023	48,000	$70.00 - $94.00
Oil – WTI Swap	June 1, 2023 to December 31, 2023	63,000	$64.90
Oil – WTI Swap	January 1, 2024 to May 31, 2024	40,000	$62.77
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	6,000	$65.00 - $79.50
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	24,000	$65.00 - $86.00
Oil – WTI Costless Collars	June 3, 2024 to June 28, 2024	8,000	$60.00 - $78.15
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

The estimated fair value results in a $2.0 million liability as of December 31, 2022 (December 31, 2021: $2.5 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $1.4 million and a long term liability of $0.6 million (December 31, 2021: current liability of $1.9 million and a long term liability of $0.6 million).

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	December 31,
	2022	2021

Realized loss on financial commodity contracts	$(4,050)	(2,741)

Unrealized gain (loss) on financial commodity contracts	$461	(2,439)

Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Company considers its capital structure to include shareholders’ equity, loans and borrowings and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue shares, enter into farm-out agreements and adjust its capital spending to manage current and projected debt levels.

In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company generally acts as the operator of its wells and therefore can monitor and control the amount of capital expenditures it incurs. For non-operated wells, the Company could opt out of participating in its share of the well.

There were no changes in the Company’s approach to capital management during the year.

The credit facilities are subject to a semi-annual review of the borrowing base.

7.	REVENUES

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production. The amount of accrued accounts receivable at December 31, 2022 was $5.8 million.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	December 31,
	2022	2021

Oil revenue	$42,795	$15,978
Natural gas revenue	2,759	1,259
NGL revenue	2,822	1,891
Total oil and natural gas revenues	48,376	19,128
Less: Royalties	(10,816)	(4,156)
Oil and natural gas revenues, net of royalties	$37,560	$14,972

8.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	December 31,
	2022	2021

Trade and other receivables	$(3,774)	$(392)
Deposits and prepaid expenses	(83)	(12)
Trade and other payables	9,451	(1,226)
Foreign currency	(3)	(5)
	$5,591	$(1,635)

Related to operating activities	$(2,140)	$551

Related to investing activities	$7,731	$(2,186)

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

9.	PROPERTY, PLANT AND EQUIPMENT

	Development and Production Assets	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2021	$125,490	$1,379	$126,869
Additions (a)	806	-	806
Impairment reversal	70,820	-	70,820
Balance at December 31, 2021	$197,116	$1,379	$198,495
Additions (b)	37,112	5	37,118
Disposals	(102)	(6)	(108)
Balance at December 31, 2022	$234,126	$1,378	$235,504

Accumulated depletion and depreciation
Balance at January 1, 2021	$46,586	$1,304	$47,890
Depletion and depreciation	3,509	20	3,529
Balance at December 31, 2021	$50,095	$1,324	$51,419
Depletion and depreciation	7,515	16	7,531
Balance at December 31, 2022	$57,610	$1,340	$58,950

Net book value
At December 31, 2021	$147,021	$55	$147,076
At December 31, 2022	$176,516	$38	$176,554

(a)	Includes non-cash additions of $111 from assets related to ARO liabilities.
(b)	Includes non-cash additions of $29 from capitalized stock-based compensation and $(4) from assets related to ARO liabilities.

Impairment 2022

There were no indicators of impairment at December 31, 2022.

Impairment reversal 2021

After a review of external economic factors and internal factors, the Company identified indicators of impairment reversal at December 31, 2021, due to significant increases in market prices for oil. The Company performed an impairment test at December 31, 2021. The impairment test compared the carrying amount of the CGU to the estimated recoverable amount which was based on the FVLCD. The FVLCD is classified as a level 3 fair value measurement and was based on proved and probable oil and gas reserves, discounted at 10% to 30% depending on the various categories of oil and gas reserves. The proved and probable oil and gas reserves were estimated by independent third-party reserve evaluators as at December 31, 2021. For the December 31, 2021 impairment test, the estimated recoverable amount was $159.6 million which resulted in an impairment reversal of the entire impairment expense of $71.9 million that was recorded on in March 2020. The $71.9 impairment reversal was reduced by $1.1 million to reflect the depletion that would have been recorded if the PP&E was never impaired. A 1% change in the discount rate used for the FVLCD value would have changed the estimated recoverable amount by $9.2 million.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

The following forecasted oil and gas commodity prices were used at December 31, 2021:

		WTI	Henry Hub	NGL
Year		$/bbl	$/Mmbtu	$/bbl
2022		73.00	4.00	32.85
2023		70.00	3.50	31.50
2024		68.00	3.25	30.60
2025		69.36	3.32	31.21
2026		70.75	3.38	31.84
2027		72.16	3.45	32.47
2028		73.61	3.52	33.12
2029		75.08	3.59	33.79
2030		76.58	3.66	34.46
2031		78.11	3.73	35.15
2032	(a)	79.67	3.81	35.85

(a)  Escalated by 2% after 2032.

10.	LEASES AND RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2021	$103
Depreciation	(65)
Balance at December 31, 2021	38
Additions	61
Depreciation	(51)
Balance at December 31, 2022	$48

The amount of interest accretion recorded in the statement of operations totaled $3 and $7 for the years ended December 31, 2022 and 2021, respectively.

11.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative US federal and state income tax rates to the net loss before tax provision due to the following:

	2022	2021

Net income	$16,643	$71,002
Statutory tax rate	25.44%	26.32%
	4,234	18,688
Add (deduct):
Foreign exchange	-	(404)
Effect of tax rates in jurisdictions outside the US	-	17
Return to provision	-	(693)
Other	40	-
Change in US enacted tax rate	313	-
Change in unrecognized tax benefit	(4,587)	(17,608)
Income tax expense	$-	$-

Effective July 1, 2020, the Alberta provincial tax rate reduction was accelerated to 8%.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

Deferred tax liabilities and assets are attributable to the following:

	2022	2021
Deferred income tax liabilities:
Property, plant and equipment/exploration and evaluation assets	$(35,526)	$(34,799)
Commodity contracts	-	-
Deferred tax assets:
Commodity contracts	362	652
Asset retirement obligations	363	368
Other	56	-
Loss carry-forward	34,745	33,779
	$-	$-

Unrecognized deferred tax assets

Deferred tax assets have not been recognized for the following deductible temporary differences:

	2022	2021

Property, plant and equipment/exploration and evaluation assets	$14,508	$16,277
Loss carry-forward	44,215	71,364
Capital losses	11,182	-
Other	-	793
	$69,905	$88,434

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which they can be utilized.

The Company has total non-operating losses carried forward of approximately $180.8 million which may be available to offset future income for income tax purposes expiring over the periods 2029 to 2041. The Company has non-operating losses of approximately $150.0 million in the US, $9.2 million in the Netherlands and $21.6 million in Canada.

The Company has temporary differences associated with its investments in its foreign subsidiaries. The Company has no deferred tax liabilities in respect of these temporary differences.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

12.	SHARE CAPITAL

At December 31, 2022 and 2021, the Company was authorized to issue an unlimited number of common shares. The holders of common shares are entitled to receive dividends if they are declared by the Company and are entitled to one vote per share at meetings of the Company.

On May 16, 2022, a share consolidation was completed on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 356,159,098 common shares to 35,615,921 common shares. The common shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis on the opening of trading May 19, 2022. The exercise price and the number of shares issuable under the Company’s outstanding stock options were proportionately adjusted upon the completion of the consolidation. All information related to earnings per share, issued and outstanding common shares, stock options and per share amounts in the financial statements have been retrospectively adjusted to reflect the share consolidation.

In December 2021, the Company completed an equity rights offering issuing 119,665,045 shares at a price of C$0.07 per share for gross proceeds of C$8.6 million. The Company used the net proceeds from the rights offering for the exploration and development of its Tishomingo Field, located in Oklahoma. The net cash proceeds of the equity offering totalled US$6.4 million, net of $0.2 million of share issue costs. In addition, in January 2022, an additional 3,571,428 shares were issued under a stand-by commitment agreement at a price of C$0.07 per share.

13.	EARNINGS PER SHARE

	2022	2021
Basic earnings per share

Net income	$16,643	$71,002

Weighted average number of common shares - basic	35,610	23,292
Net income per share – basic	$0.47	$3.05

Diluted earnings per share

Net income	$16,643	$71,002

Effect of outstanding options	372	(a)

Weighted average number of common shares - diluted	35,982	23,292

Net income per share – diluted	$0.46	$3.05

(a)	All options were anti-dilutive.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

14.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The credit facility has a borrowing base of $25.0 million and the Company has an available borrowing capacity of $6.8 million at December 31, 2022. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the second quarter of 2023. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended December 31, 2022. At December 31, 2022, the Current Ratio of the US Subsidiary was 1.13 to 1.0 and the Maximum Leverage Ratio was 0.83 to 1.0 for the three months ended December 31, 2022.

At December 31, 2022, loans and borrowings of $18.2 million (December 31, 2021: $17.0 million) are presented net of loan acquisition costs of $0.4 million (December 31, 2021: $0.1 million).

15.	STOCK OPTIONS

The Company has an option program that entitles officers, directors, employees and certain consultants to purchase common shares in the Company. Options are granted at the market price of the shares at the date of grant, have a five year term and vest over two years.

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

The number and weighted average exercise prices of share options are as follows:

	December 31, 2022		December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	143,500	$4.50	465,500	$4.50
Granted	634,500	0.93
Expired/cancelled	(2,000)	3.75	(322,000)	4.20
Outstanding at December 31	776,000	$1.67	143,500	$5.00

Exercisable at December 31	327,999	$2.61	143,500	$5.00

The range of exercise prices of the outstanding stock options is as follows:

Range of exercise prices	Number of outstanding stock options	Weighted average exercise price	Weighted average contractual life ( years)
$5.00 to $6.00	97,000	5.70	0.3
$1.80 to $4.90	119,500	2.49	3.1
$0.80 to $1.80	559,500	0.80	4.0
	776,000	$1.67	3.4

Stock based compensation was recorded as follows:

	December 31
	2022	2021

Expensed	$277	$-

Capitalized	$29	$-

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Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

16.	ASSET RETIREMENT OBLIGATIONS

	December 31,	December 31,
	2022	2021

Balance, beginning of year	$1,398	$1,269
Wells added	263	64
Revisions due to change in estimates	(268)	46
Accretion expense	32	19
Balance, end of year	$1,425	$1,398

The Company’s asset retirement obligation (ARO) results from its ownership interest in oil and natural gas assets including well sites and gathering systems. The total future site restoration obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of ARO to be $1,425 as at December 31, 2022 (2021 - $1,398) based on an undiscounted total future liability of $1,958 (2021 - $1,619). These payments are expected to be made over the next 12 years with the majority of costs to be incurred between 2024 and 2032. The discount factor, which is the risk-free rate related to the liability, is 4.11% (2021: 1.89%) and the inflation rate was 2.49% (2021: 2.52%).

17.	COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel includes the Board of Directors and executive officers of the Company. Key management personnel compensation is comprised of the following:

	Year Ended December 31,
	2022	2021

Short-term employee benefits	$781	$632
Share-based payments	257	-
	$1,038	$632

18.	EXPENSE CLASSIFICATION

The Company’s consolidated statements of operations is prepared primarily by nature of expense with the exception of employee compensation costs, which are included in both production and operating expenses and general and administrative expenses. The compensation costs include employees’ salary and benefit costs.

The following table details the amount of total compensation costs included in production and operating expenses and general and administrative expenses on the statements of operations:

	Year Ended December 31,
	2022	2021

Production and operating expenses	$-	$-
General and administrative expenses	$1,450	962
Total employee compensation costs	$1,450	$962

33

Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

19.	SEGMENTED INFORMATION

The Company defines its reportable segments based on the countries where it conducts business.

Year Ended December 31, 2022

	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$37,560	$-	$37,560
Other income	52	(6)	46
	37,612	(6)	37,606

Production and operating expenses	4,904	-	4,904
Depletion, depreciation and amortization	7,581	-	7,581
General and administrative expenses	2,897	597	3,494
Stock based compensation	190	87	277
	15,572	684	16,256

Finance income	461	3	464
Finance expense	(5,154)	(17)	(5,171)
Net income (loss)	$17,347	(704)	$16,643

Property plant and equipment	$176,554	-	$176,554
Total assets	$183,935	147	$184,082

Capital expenditures	$37,097	$-	$37,097

34

Kolibri Global Energy Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Audited, expressed in thousands of United States dollars)

19.	SEGMENTED INFORMATION (continued)

Year Ended December 31, 2021

	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$14,972	$-	$14,972
Other income	2	-	2
	14,974	-	14,974

Production and operating expenses	2,962	-	2,962
Depletion, depreciation and amortization	3,594	-	3,594
General and administrative expenses	2,252	445	2,697
Impairment reversal of PP&E	(70,820)	-	(70,820)
Gain on forgiven loans	(583)	-	(583)
	(62,595)	445	(62,150)

Finance income	-	-	-
Finance expense	(6,112)	(10)	(6,122)
Net income (loss)	$71,457	(455)	$71,002

Property plant and equipment	$147,070	6	$147,076
Total assets	$150,334	6,682	$157,016

Capital expenditures	$696	$-	$696

35